UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´MEETING

HELD ON APRIL 28, 2010

DATE, TIME, AND PLACE:

April 28, 2010, at 10:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company’s Board Directors members, namely: Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 15, paragraph 1 of the Company’s Bylaws, the meeting was chaired by the Vice-Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Ratify the exoneration of Company’s Officers;
(b) approve the Company’s Financial Statements regarding the 1st quarter of 2010;
(c) approve the institutional policy, processes, procedures, and systems required to the actual implementation of the credit risk management structure, as set forth by Resolution # 3721, dated 04.30.2009, of the Brazilian National Monetary Council;
(d) approve the proposal for amendment to article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council;
(e) approve proposal for changing the payment date for dividends and interest on equity regarding the year of 2010; and
(f) take knowledge of the Company’s Annual Report regarding the year of 2009.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

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(a)        Ratify, according to article 17, item III, of the Company’s Bylaws, the exoneration of Mr. Francisco Di Roberto Junior, a Brazilian citizen, married, business administrator, bearer of identification card (“RG”) # 4.458.835-5, issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 666.562.658-04, as Executive Officer of Company, to which he was elected for at the Board of Directors´ Meeting held on August 15, 2008, exonerated from the office on April 5, 2010; and (a.2) Mr. Joel Michael Roberto, a North American citizen, married, lawyer, bearer of foreigner’s identification card (“RNE”) # V335919-1-CIMCRE/CGPMAF, registered with the CPF/MF under # 228.339.588-70, as Officer without specific designation of Company, election which took place at the Board of Directors´ Meeting held on April 28, 2009, exonerated from such position on this date;

(b)       Approve, pursuant to article 17, item X, of the Company’s Bylaws, the Company’s Consolidated Financial Statements regarding the 1st quarter of 2010, prepared in accordance with the Brazilian Accounting Practices (“Brazilian GAAP”), which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in a supplementary manner according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), everything as proposed by the Board of Executive Officers, according to the meeting held on April 23, 2010, at 08:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Brazilian Securities & Exchange Commission (“CVM”), to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

(c)        approve, pursuant to article 4, § 1, of Resolution # 3721, dated 04.30.2009, of the  Brazilian National Monetary Council, the institutional policy, processes, procedures, and systems required to the actual implementation of the credit risk management structure of the Company and the financial institutions and likely authorized to exist by the Central Bank of Brazil, members of the Santander Brasil Conglomerate, which shall remain on file at the main place of business of the Company, as proposed by the Board of Executive Officers, according to the meeting held on April 20, 2010, at 09:00 a.m.;

(d)       approve, pursuant to article 17, item XI, of the Company’s Bylaws, the Board of Executive Officers’ proposal, according to a meeting held on April 20, 2010, at 10:00 a.m., for the amendment of article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council, as to determine the assignments of the Ombudsman’s Department include, but are not limited to, informing the complainers on the term for a final answer, which shall not exceed fifteen days. The Directors authorized the Board of Executive Officers to take any necessary measure as to submit the proposal approved herein for approval of the Company’s Extraordinary Shareholders Meeting to be called accordingly;

(e)        approve, pursuant to article 17, items X and XVIII, of the Company’s Bylaws, the Board of Directors’ Proposal, according to the meeting held on April 20, 2010, at 10:00 a.m., as to change the term of payment of dividends and interest on equity regarding the year of 2010 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors. According to the Notice to the Market published on April 13, 2010, the deliberation for the inclusion of a new paragraph on article 35 in the Company´s Bylaws was impaired, thus such subject matter should be resolved at an Extraordinary Shareholders Meeting specifically for the year of 2010. The Directors authorized the Board of Executive Officers to take any necessary measure as to submit the proposal approved herein for approval of the Company’s Extraordinary Shareholders Meeting to be called accordingly; and

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(f)        Take knowledge of the Company’s Annual Report regarding the year of 2009, based on the minutes submitted to the Directors, which shall be accordingly released to shareholders and to the market.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, April 28, 2010. a) Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros, and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 28, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer